                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

            [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2001

                                       OR

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______


Commission file number:  1-5418


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.       Independent Auditors' Report of KPMG LLP dated August 3, 2001.

2. Statements of Net Assets Available for Plan Benefits February 28, 2001 and February 29, 2000.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Fiscal Years Ended February 28, 2001 and February 29, 2000.

4. Notes to Financial Statements for the Fiscal Years Ended February 28, 2001 and February 29, 2000.

5.       Independent Auditors' Consent of KPMG LLP.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     SUPERVALU PRE-TAX SAVINGS AND
                                     PROFIT SHARING PLAN

DATE: August 22, 2001                By: SUPERVALU INC., the plan administrator



                                     By: /s/ Pamela K. Knous
                                         --------------------------------------
                                         Pamela K. Knous
                                         Executive Vice President and
                                         Chief Financial Officer

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                              Financial Statements

                     February 28, 2001 and February 29, 2000

                   (With Independent Auditors' Report Thereon)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits                         2

Statements of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                                4

                          Independent Auditors' Report



Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:


We have audited the accompanying statements of net assets available for Plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) as of February 28, 2001 and February 29, 2000, and the related statements of changes in net assets available for Plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of February 28, 2001 and February 29, 2000, and the changes in net assets available for Plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

August 3, 2001

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                     February 28, 2001 and February 29, 2000


                                                          2001               2000
                                                      -------------      -----------
Assets:
    Investments in SUPERVALU INC. 401(k) Master
      Trust, at fair value                            $ 433,963,461      435,131,367
    Contributions receivable from employees                 259,225               --
    Contributions receivable from employer                5,307,509        8,459,210

Liabilities:
    Expenses payable                                       (289,578)         (99,219)
                                                      -------------      -----------

             Net assets available for Plan benefits   $ 439,240,617      443,491,358
                                                      =============      ===========

See accompanying notes to financial statements.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

           Fiscal years ended February 28, 2001 and February 29, 2000

                                                                                2001               2000
                                                                            -------------      -----------
Additions:
    Investment income from SUPERVALU INC. 401(k) Master Trust:
      Interest and dividends                                                $   4,249,806        3,268,032
      Net (depreciation) appreciation in fair market value of investments     (16,119,023)      33,980,067
                                                                            -------------      -----------

                                                                              (11,869,217)      37,248,099
                                                                            -------------      -----------

    Contributions:
      Employer                                                                  9,958,455       11,944,459
      Participants'                                                            37,550,109       29,459,192
                                                                            -------------      -----------

                                                                               47,508,564       41,403,651
                                                                            -------------      -----------

             Total additions                                                   35,639,347       78,651,750

Deductions:
    Distributions to participants                                             (44,199,294)     (38,513,422)
    Administrative expenses                                                    (1,982,286)      (2,045,659)
                                                                            -------------      -----------

             Total deductions                                                 (46,181,580)     (40,559,081)

Transfers from other plans                                                      6,673,980       18,091,188

Transfers to other plans within the Master Trust, net                            (382,488)        (642,757)
                                                                            -------------      -----------

             Net (decrease)/increase                                           (4,250,741)      55,541,100

Net assets available for Plan benefits:
    Beginning of year                                                         443,491,358      387,950,258
                                                                            -------------      -----------

    End of year                                                             $ 439,240,617      443,491,358
                                                                            =============      ===========

See accompanying notes to financial statements.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 28, 2001 and February 29, 2000


(1)      The Plan

         The following description of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary Plan description for a more complete description of the Plan's provisions.

         The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). Effective March 1, 1999, Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. In addition, employees are automatically enrolled in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU.

         The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Employee contributions are limited by Internal Revenue Service limitations of $10,500 in fiscal 2001 and $10,000 in fiscal 2000. Participant contributions up 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 80% of the first 5% of a participant's contribution may be made by SUPERVALU depending upon the performance of each profit center. Except in the case of death, disability, or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year.

         All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer matching contributions may be directed into one or more of the seven funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the Principal Conservation Fund, (b) the Equity Index Fund,
         (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund, (e) the SUPERVALU Common Stock Fund, (f) the Roxbury Mid Cap Equity Fund, and (g) the Nicholas Applegate International Equity Fund.

         Effective February 2001, SUPERVALU merged the net assets of the Hornbacher's Foods Profit Sharing & 401(k) Plan of SUPERVALU INC. (Hornbacher's) into the Plan. The conversion of $6,673,980 for the Hornbacher's Plan is reflected in the fiscal 2001 transfers from other plans.

         Effective March 1999 and May 1999, respectively, SUPERVALU merged the Hyper Shoppes, Inc. Savings Trust Plan (Hyper Shoppes) and the Foodland Distributors Future Plus Plan (Foodland) into the Plan. Fiscal 2000 transfers from other plans of $18,091,188 included conversions of $14,351,708 and $3,739,480 for the Hyper Shoppes and Foodland Plans, respectively.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 28, 2001 and February 29, 2000


         The accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers to other plans within the Master Trust of $(382,488) and $(642,757) in fiscal years 2001 and 2000, respectively, reflect the net result of this activity in the Plan.

         Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

         Benefits under the Plan are payable in a lump sum.

         Participants currently employed by SUPERVALU can withdraw their post-tax employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

         Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 8.75% to 10.50%.

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The financial statements of the Plan are presented on the accrual basis of accounting.

         (b)      Investments

                  Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

                  Purchases and sales of securities are recorded on a trade-date basis.

         (c)      Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 28, 2001 and February 29, 2000


         (d)      Expenses

                  The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses.

(3)      Trustee

         Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Administrative Committee. The Administrative Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the Trustee.

(4)      Investments

         Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

         The 401(k) Master Trust also administers the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Wholesale Employees' 401(k) Plan, and the Pittsburgh Division Profit Sharing Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 401(k) Plan.

         The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The Plan's assets are invested in the Principal Conservation Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, and the SUPERVALU Common Stock Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

         The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the Plans in the 401(k) Master Trust based upon the ratio of net assets of the plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 28, 2001 and February 29, 2000


         Fair values of investments in the 401(k) Master Trust are as follows:

                                                                     February 28,    February 29,
                                                                        2001            2000
                                                                     ------------    ------------
         Investments at fair value:
             Collective investment fund held by:
               Principal Conservation Fund                           $177,708,803    154,108,534
               Equity Index Fund (BT Pyramid Equity Index Fund)       178,995,204    216,357,672
               Brinson Global Equity Fund                              16,011,748     12,059,937
               Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)      2,667,634        779,076
               Roxbury Mid Cap Equity Fund                              3,332,498      1,308,973
               Nicholas Applegate International Equity Fund            12,927,818     36,144,020
               SUPERVALU Common Stock Fund                                768,449        813,509

             Common stock held by:
               Wedge Small Cap Fund                                    38,096,244     23,332,609
               Roxbury Mid Cap Equity Fund                             35,723,668     23,310,628
               SUPERVALU Common Stock Fund                             25,265,813     23,584,877

             Cash and cash equivalents                                    985,563        547,254
             Accrued income                                               346,865        240,375
             Net settlements receivable                                 2,356,700         77,906
             Loans receivable from participants                        14,717,682     14,505,298
                                                                     ------------   ------------

                                                                     $509,904,689    507,170,668
                                                                     ============   ============

         Investment (loss)/income for the 401(k) Master Trust for the fiscal years ended February 28, 2001 and February 29, 2000 is as follows:

                                                          February 28,       February 29,
                                                              2001               2000
                                                          ------------       ------------
         Net realized and unrealized (depreciation)/
             appreciation in fair value of investments:
               Collective investment funds                $(10,601,596)       42,654,079
               Common stock                                 (6,874,054)       (1,967,946)
                                                          ------------       -----------

                                                           (17,475,650)       40,686,133

         Interest                                            3,253,016         1,390,999
         Dividends                                           1,617,898         2,274,881
                                                          ------------       -----------

                                                          $(12,604,736)       44,352,013
                                                          ============       ===========

         At February 28, 2001 and February 29, 2000, the Plan held 85.1% and 85.8%, respectively, of the total 401(k) Master Trust assets.

(5)      Nonparticipant-Directed Investments

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              February 28,   February 29,
                                                                  2001           2000
                                                              ------------   ------------
         Net assets:
             SUPERVALU Common Stock Fund                      $19,424,775      17,988,949
             Contributions receivable                           5,283,347       8,459,210
                                                              -----------     ------------

                                                              $24,708,122      26,448,159
                                                              ===========     ============

         Change in net assets:
             Contributions                                    $ 6,868,062       9,708,948
             Interest and dividends                               211,101         150,350
             Net depreciation                                  (5,952,185)     (7,433,362)
             Distributions to participants                     (2,101,883)     (1,775,351)
             Administrative expenses                             (115,820)        (80,235)
             Transfers to participant-directed investments       (649,312)     (4,190,537)
                                                              -----------     ------------

                                                              $(1,740,037)     (3,620,187)
                                                              ===========     ============

(6)      Federal Income Tax Status

         The Plan has received a favorable determination letter from the Internal Revenue Service dated June 9, 1998 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of
         Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)      Party-in-interest Transactions

         The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Code.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 28, 2001 and February 29, 2000


(8)      Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                            February 28,      February 29,
                                                                               2001                2000
                                                                            ------------      ------------
         Net assets available for benefits per the financial statements     $439,240,617       443,491,358
         Amounts allocated to withdrawing participants                          (140,079)         (523,148)
                                                                            ------------      ------------

                      Net assets available for benefits per Form 5500       $439,100,538       442,968,210
                                                                            ============      ============

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                       Fiscal
                                                                                     year ended
                                                                                    February 28,
                                                                                        2001
                                                                                    ------------
         Benefits paid to participants per the financial statements                 $ 44,199,294
         Add: Amounts allocated to withdrawing participants at February 28, 2001         140,079
         Less: Amounts allocated to withdrawing participants at February 29, 2000       (523,148)
                                                                                    ------------

                      Benefits paid to participants per Form 5500                   $ 43,816,225
                                                                                    ============

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2001 and February 29, 2000, respectively, but not paid as of that date.